SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Meadow Valley Corporation

(Name of Issuer)
Common Stock, $.001 par value

(Title of Class of Securities)
583185103

(CUSIP Number)
Bradley E. Larson
4602 East Thomas Road
Phoenix, Arizona 85018
(602) 437-5400

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)
With a copy to:
Robert S. Kant, Esq.
Brian H. Blaney, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
July 28, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Bradley E. Larson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		143,480 shares, including 43,667 vested options

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,480 shares, including 43,667 vested options

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,480 shares, including 43,667 vested options

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	583185103

1	NAMES OF REPORTING PERSONS Kenneth D. Nelson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		140,166 shares, including 61,633 vested options

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,166 shares, including 61,633 vested options

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

140,166 shares, including 61,633 vested options

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on November 2, 2007 by (a) YVM Acquisition Corporation, a Delaware corporation, (b) Bradley E. Larson, (c) Kenneth D. Nelson, and (d) John B. Furman. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. All capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2 is replaced in its entirety with the following:
          This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (a) Bradley E. Larson, an individual (“Larson”), and (b) Kenneth D. Nelson, an individual (“Nelson”). The Reporting Persons have entered into a Joint Filing Agreement dated as of July 28, 2008, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment jointly.
          The business address of Messrs. Larson and Nelson is 4602 East Thomas Road, Phoenix, Arizona 85018.
          Mr. Larson is the President and Chief Executive Officer and a director of Meadow Valley Corporation (the “Company”). Mr. Nelson is Vice President and Chief Administrative Officer and a director of the Company.
          Each of the individual Reporting Persons is a U.S. citizen.
          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is replaced in its entirety with the following:
          The aggregate value of the transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 28, 2008, by and among the Company, Phoenix Parent Corp., a Delaware corporation (“Parent”), and Phoenix Merger Sub, Inc., a Nevada corporation and wholly owned subsidiary of Parent (“Merger Sub”), which are described in Item 4 below, is approximately $61.3 million.
          In the rollover equity commitment letter, dated July 28, 2008 (the “Rollover Equity Commitment Letter”), Larson and Nelson committed to contribute to the owner of Parent, subject to certain conditions, all of their shares of the Company’s Common Stock in exchange for membership interests in the owner of Parent at the effective time of the merger. This summary of the Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Rollover Equity Commitment Letter, which is attached hereto as Exhibit B and incorporated by reference in its entirety into this Item 3.
Item 4. Purpose of Transaction
Item 4 is replaced in its entirety with the following:
          On July 28, 2008, the Company, Parent, and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent, and all of the outstanding shares of the Company’s Common Stock will be converted into the right to receive $11.25 per share in cash, without interest. The merger is conditioned on, among other things, the adoption of the Merger

Agreement by the stockholders of the Company and the absence of any injunction. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.
          The purpose of the Transactions is to acquire all of the Company’s outstanding Common Stock other than those shares of Common Stock being contributed to the owner of Parent pursuant to the Rollover Equity Commitment Letter. If the Transactions are consummated, the Company’s Common Stock will be delisted from NASDAQ and will cease to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company will be privately held.
          On July 28, 2008, the Company announced the above described Transactions in a press release.
Item 5. Interest in Securities of the Issuer
Item 5 is replaced in its entirety with the following:
          (a) and (b) The information contained on the cover pages to this Amendment is incorporated herein by reference. The percentages are based upon 5,178,654 shares outstanding as of July 28, 2008, as provided in the Merger Agreement.
          By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the members of the group as a whole. As of July 28, 2008, the Reporting Persons beneficially owned in the aggregate 283,646 shares of the Company’s Common Stock. Each Reporting Person expressly disclaims beneficial ownership of such shares held by the other Reporting Person.
          (c) No transactions in the Company’s Common Stock were effected during the past 60 days by any Reporting Person.
          (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.
          (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The information set forth or incorporated by reference in Item 3 and Item 4 is incorporated by reference in its entirety into this Item 6.
Item 7. Material to be Filed as Exhibits
          Exhibit A — Joint Filing Agreement dated as of July 28, 2008
          Exhibit B — Rollover Equity Commitment Letter

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 29, 2008

/s/ Bradley E. Larson

Bradley E. Larson

/s/ Kenneth D. Nelson

Kenneth D. Nelson

EXHIBIT A
JOINT FILING AGREEMENT
Dated as of July 28, 2008
     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Meadow Valley Corporation, a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other party for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Rest of page intentionally left blank]

1

     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

/s/ Bradley E. Larson

Bradley E. Larson

/s/ Kenneth D. Nelson

Kenneth D. Nelson

2

EXHIBIT B
Phoenix Holdings Management LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
July 28, 2008
Insight Equity Acquisition Resources LLC
c/o Insight Equity Management Company LLC
1400 Civic Place, Suite 250
Southlake, Texas 76092
Attention: Mr. Conner Searcy
Mr. Brad Larson
1442 E. Northridge Street
Mesa, Arizona 85207
Mr. Ken Nelson
1255 E. Nance Street
Mesa, Arizona 85203
Gentlemen:
This Letter Agreement is intended to memorialize certain agreements and understandings we have reached with respect to the transactions contemplated by that certain Agreement and Plan of Merger, dated as of July 28, 2008, by and among Phoenix Parent Corp., Phoenix Merger Sub, Inc. and Meadow Valley Corporation (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings given in the Merger Agreement:
     (a) At the Closing and effective as of the Effective Time, each of Mr. Larson and Mr. Nelson shall contribute to Phoenix Holdings Management LLC, to be renamed Meadow Valley Holdings LLC (the “Company”), all of the Shares owned by him immediately prior to the Effective Time, whether acquired through the exercise of Options or otherwise, and shall receive in exchange therefor Class A Preferred Units of the Company. The number of Shares obtained through the exercise of Options will equal the number of Shares under option to Mr. Larson and Mr. Nelson reduced by (i) any Shares used to pay the exercise price in a cashless exercise of Options and (ii) the number of Shares used to pay federal income tax with respect to the exercise of Options. The percentage of the Class A Preferred Units outstanding as of the Effective Time to be issued to each of Mr. Larson and Mr. Nelson as of the Effective Time shall be determined by dividing the value of the net Shares contributed by each of Mr. Larson and Mr. Nelson by the total equity commitment required to be contributed to the Company at Closing.
     (b) The parties hereto agree to keep the terms and conditions of this Letter Agreement confidential and not to disclose to any other party the terms, conditions or existence hereof.

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson

     (c) The terms and conditions of this Letter Agreement are intended solely for the benefit of each party hereto and it is not the intention of the parties to confer third-party beneficiary rights on any other party.
[Remainder of page intentionally left blank]

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson

Very truly yours,
PHOENIX HOLDINGS MANAGEMENT LLC

By: Name:	/s/ Ted W. Beneski Ted W. Beneski
Title:	Chairman of the Board

By:	/s/ Victor L. Vescovo
Name:	Victor L. Vescovo
Title:	Managing Director

Accepted and agreed to as of the date first written above:

INSIGHT EQUITY ACQUISITION RESOURCES LLC

By: Name:	/s/ Ted W. Beneski Ted W. Beneski
Title:	Chairman of the Board

By: Name:	/s/ Victor L. Vescovo Victor L. Vescovo
Title:	Managing Director

/s/ Bradley E. Larson

BRAD LARSON

/s/ Kenneth D. Nelson

KEN NELSON

Insight Equity Acquisition Resources LLC
Mr. Brad Larson
Mr. Ken Nelson

The spouse of each Executive has executed this Letter Agreement below to (a) indicate her understanding of and agreement to be bound by all of the terms of this Letter Agreement and (b) bind to this Letter Agreement her interest whether community property or otherwise if any in the Units of such Executive whether acquired as of the Effective Date or at any time thereafter.

/s/ Beverly B. Larson BEVERLY B. LARSON

/s/ Jana R. Nelson JANA R. NELSON